United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden hours per response. . . 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-12009

INSTRUMENTARIUM CORPORATION

(Exact name of registrant as specified in its charter)

c/o Datex-Ohmeda, Inc. 3030 Ohmeda Drive Madison, Wisconsin 53707-7550 (608) 221-1551

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Shares—evidenced by American Depositary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☒ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: [112]

Pursuant to the requirements of the Securities Exchange Act of 1934, Instrumentarium Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 2, 2003	By:	/s/ MATTI SALMIVUORI Matti Salmivuori Chief Financial Officer	/s/ JUHANI LASSILA Juhani Lassila Group Treasurer